Exhibit 99.1

Invitation to the Annual General Meeting of Shareholders 2026

[Non-binding translation from German]

Invitation to the
Annual General Meeting of
Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

Unique identifier of the event: 999ca982bcd5f011b55096c6c2a55906

The shareholders in our Company are hereby invited to attend the Annual General Meeting of Shareholders on Tuesday, May 5, 2026, at 10:00 hours (Central European Summer Time – CEST). The Annual General Meeting of Shareholders will be held as a virtual General Meeting of Shareholders pursuant to Section 118a (1) sentence 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”). The physical presence of shareholders and their proxies (with the exception of the proxies appointed by the Company) at the location of the Annual General Meeting of Shareholders is ruled out.

Invitation to the Annual General Meeting of Shareholders 2026

Table of Contents

I.	Agenda	3

1.	Presentation of the adopted annual financial statements and the approved consolidated financial statements, the combined management report and Group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a and 315a of the German Commercial Code (Handelsgesetzbuch, “HGB”), and the Supervisory Board’s report, each for fiscal year 2025	3

2.	Resolution on the appropriation of the retained earnings for fiscal year 2025	3

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2025	4

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2025	4

5.	Appointment of the auditors of the financial statements and consolidated financial statements and of the auditors of the sustainability reporting for fiscal year 2026	4

6.	Resolution on the approval of the compensation report for fiscal year 2025	4

7.	Resolution on the cancellation of the existing authorization and the granting of a new authorization of the Executive Board to issue convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments), the option to exclude shareholders’ subscription rights, the cancelation of Contingent Capital I and the creation of new contingent capital and the corresponding amendment to Article 4(7) of the Articles of Incorporation	5

8.	Elections of Supervisory Board members	9

9.	Amendment to Article 4(3) of the Articles of Incorporation to enable the issuance of electronic shares	11

II.	Report of the Executive Board regarding item 7 on the Agenda	12

1.	New authorization and associated benefits for the Company	12

2.	Shareholders’ subscription rights	12

3.	Exclusion of the shareholders’ subscription rights	12

4.	New Contingent Capital I	15

5.	Report of the Executive Board on the exercise of the authorization	15

III.	Information regarding item 8 on the Agenda	17

1.	Dr. h.c. mult. Pekka Ala-Pietilä	17

2.	Dr. Rouven Westphal	19

3.	René Obermann	20

4.	Michael Gregoire	22

IV.	Further information and details concerning the Annual General Meeting of Shareholders	24

1.	Virtual General Meeting of Shareholders without the physical presence of shareholders and their proxies	24

2.	Conditions for attending the General Meeting of Shareholders and exercising voting rights	24

3.	Procedure for voting	25

4.	Shareholder rights	28

5.	Transmission of the General Meeting of Shareholders	31

6.	Further information regarding the votes in accordance with Table 3 of the Implementing Regulation (EU) 2018/1212	31

7.	Website offering information and publication of the invitation	31

8.	Total number of shares and voting rights	31

9.	Notes on data protection	32

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Invitation to the Annual General Meeting of Shareholders 2026

I.	Agenda

1.	Presentation of the adopted annual financial statements and the approved consolidated financial statements, the combined management report and Group management report of SAP SE, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a and 315a of the German Commercial Code (Handelsgesetzbuch, “HGB”), and the Supervisory Board’s report, each for fiscal year 2025

These documents can be viewed on the internet at www.sap.com/agm.

On February 18, 2026, the Supervisory Board approved the annual financial statements prepared by the Executive Board in accordance with Section 172 sentence 1 of the AktG. The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the consolidated financial statements. In accordance with Section 173(1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the consolidated financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176(1) sentence 2 AktG, explained at the General Meeting of Shareholders, with no resolution being required (except in respect of the appropriation of retained earnings).

2.	Resolution on the appropriation of the retained earnings for fiscal year 2025

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2025 in the amount of €12,727,332,174.77, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of €2.50 per no-par value share carrying dividend rights	= €2,918,897,620.00
Transfer to other revenue reserves	= €3,950,000,000.00
And carry-forward of the remainder to new account	= €5,858,434,554.77

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of €1,167,559,048.00, divided into 1,167,559,048 no-par value shares, as at December 31, 2025.

The number of shares carrying dividend rights may change by the time the resolution on the appropriation of retained earnings is passed. In this case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of €2.50 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

In accordance with Section 58(4) sentence 2 AktG, the claim for payment of the dividend will become due on the third business day (Geschäftstag) (within the meaning of the relevant provisions of the

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German Civil Code (Bürgerliches Gesetzbuch, “BGB”)) after the resolution has been passed by the General Meeting of Shareholders, that is, on Friday, May 8, 2026.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2025

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2025 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2025

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2025 be formally approved for that period.

5.	Appointment of the auditors of the financial statements and consolidated financial statements and of the auditors of the sustainability reporting for fiscal year 2026

Following a corresponding recommendation by the Audit and Compliance Committee, the Supervisory Board proposes that:

5.1	BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed auditors of the financial statements and consolidated financial statements for fiscal year 2026;

5.2	BDO AG Wirtschaftsprüfungsgesellschaft, Frankfurt/Main, be appointed auditors of the sustainability reporting for fiscal year 2026.

The appointment of the auditors of the sustainability reporting under agenda item 5.2 is made as a precaution in case the German legislator, in implementing Article 37 of the Statutory Audit Directive 2006/43/EC as amended by CSRD (EU) 2022/2464 of December 14, 2022, should require an explicit appointment of the auditors of the sustainability reporting by the general meeting of shareholders; in other words, in case under German implementation law, the statutory auditors of the financial statements and consolidated financial statements should not automatically be responsible for the audit of the sustainability reporting.

The Audit and Compliance Committee has declared in its recommendation that this recommendation is free from any undue influence by third parties, and that no clause restricting the choice of the General Meeting of Shareholders within the meaning of Article 16(6) of the EU Auditor Regulation (Regulation (EU) No 537/2014) has been imposed on the Audit and Compliance Committee.

6.	Resolution on the approval of the compensation report for fiscal year 2025

Section 120a(4) sentence 1 AktG stipulates that the general meeting of shareholders of a listed company must resolve on the approval of the compensation report for the previous fiscal year prepared and audited in accordance with Section 162 AktG.

The full content of SAP SE’s compensation report for fiscal year 2025, which has been prepared and audited in accordance with Section 162 AktG, including the auditor’s certificate on the audit of the compensation report, is accessible at the internet addresses https://www.sap.com/investors/en/governance.html and www.sap.com/agm.

The Executive Board and the Supervisory Board propose to resolve as follows:

The compensation report of SAP SE for fiscal year 2025, which has been prepared and audited in accordance with Section 162 AktG, is approved.

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7.	Resolution on the cancellation of the existing authorization and the granting of a new authorization of the Executive Board to issue convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments), the option to exclude shareholders’ subscription rights, the cancelation of Contingent Capital I and the creation of new contingent capital and the corresponding amendment to Article 4(7) of the Articles of Incorporation

By resolution adopted by the General Meeting of Shareholders on May 12, 2021, the Executive Board was authorized to issue convertible and/or warrant-linked bonds (or combinations of these instruments) on or before May 11, 2026, in an aggregate notional amount of up to €10 billion and carrying conversion or option rights in respect of shares in the Company representing a pro rata share in the capital stock of up to €100 million in aggregate. The existing authorization will expire as scheduled a few days after this year’s annual General Meeting of Shareholders 2026. The Executive Board has not exercised this authorization to date and does not intend to do so during the remaining term until May 11, 2026. It is therefore proposed that the Annual General Meeting cancels the previous authorization and grants the Executive Board a new authorization with essentially the same content and a term of five years until May 4, 2031. In this regard, the Contingent Capital I linked to the previous authorization must also be canceled, as it is no longer required given that no instruments with conversion or option rights have been issued under the current authorization of May 12, 2021. It is to be replaced by a new contingent capital linked to the new authorization.

The Executive Board and the Supervisory Board propose to resolve as follows:

a)	Cancelation of the existing authorization to issue convertible and/or warrant-linked bonds and to exclude shareholders’ subscription rights

The authorization granted by resolution of the Annual General Meeting on May 12, 2021, to issue convertible and/or warrant-linked bonds is hereby canceled.

b)	Granting of a new authorization to issue convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments), and to exclude shareholders’ subscription rights

(aa)	Authorization period, principal amount, term, number of shares

The Executive Board is authorized, subject to the consent of the Supervisory Board, to issue bearer and/or registered convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments) (hereinafter together also referred to as the “Bonds”) on one or more occasions on or before May 4, 2031, in an aggregate principal amount of up to €10 billion with a maximum term of 30 years and to grant to the holders or creditors of Bonds conversion or option rights in respect of SAP SE shares representing a pro rata amount of capital stock of up to €100 million in accordance with the more detailed terms and conditions of the Bonds (hereinafter also referred to as the “Bond Terms”). The Bonds may feature a fixed or variable interest rate. The interest rate may further depend, in whole or in part, on the dividend amount of SAP SE, as is the case for income bonds.

(bb)	Currency, issue by majority holdings

To the extent legally permissible and limited to the corresponding euro countervalue fixed by the European Central Bank at the time of the decision on the issuance, the Bonds may be issued not only in euros but also in the legal currency of an OECD country. They may also be issued by any direct or indirect majority holdings of SAP SE (companies in which SAP SE directly or indirectly holds a majority of votes and capital), in which case the Executive Board is authorized, subject to the consent of the Supervisory Board, to provide the guarantee for the Bonds on behalf of SAP SE and to grant or guarantee to the holders or creditors of such Bonds convertible or option rights in respect of SAP SE shares.

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(cc)	Conversion right

If convertible bearer bonds are issued, the holders, and if registered convertible bonds are issued, the creditors of the convertible bonds will have the right to convert their convertible bonds into shares in the Company in accordance with the Bond Terms. The conversion ratio is determined by dividing the principal amount of each definitive Bond (hereinafter also referred to as a “Definitive Bond”) by the fixed conversion price for one SAP SE share. The conversion ratio may also be determined by dividing the issue price of a Definitive Bond, if lower than the principal amount, by the fixed conversion price for one SAP SE share. Provision may be made for the conversion ratio to be variable and/or for the conversion price to be fixed, within a range to be determined based on the performance of the SAP SE share price during the term of the convertible bond, or to be adjusted as a result of anti-dilution provisions pursuant to lit. (gg). The conversion ratio may in any event be rounded up or down to an integral number of shares; moreover, a provision may be made for an additional cash payment to be effected by the holder or creditor of the Definitive Bond. Where conversion rights give rise to fractional shares, provision may be made to allow for these fractional shares to be consolidated in accordance with the Bond Terms such that conversion rights for whole shares arise—where applicable, against an additional cash payment—and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be issued upon conversion of each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount.

(dd)	Option right

If warrant-linked bonds are issued, one or more warrants will be attached to each Definitive Bond entitling the holder or creditor to subscribe for SAP SE shares in accordance with the warrant terms and conditions. Provision may be made for the option price to be fixed, within a range to be determined based on the performance of the SAP SE share price during the term of the warrant-linked bond, or to be adjusted as a result of anti-dilution provisions pursuant to lit. (gg). The warrant terms and conditions may provide that the option price may also be paid by transferring Definitive Bonds and, if necessary, by effecting an additional cash payment. The relevant conversion ratio will be equal to the principal amount of a Definitive Bond divided by the option price for one SAP SE share. Where subscription rights give rise to fractional shares, provision may be made to allow these fractional shares to be consolidated in accordance with the Bond Terms such that subscription rights for whole shares arise—where applicable, against an additional cash payment—and/or for these fractional shares to be compensated in cash. The pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the principal amount of the Definitive Bond or the issue price of the Definitive Bond, if lower than the principal amount. The maximum term of the option rights is 30  years.

(ee)	Conversion and option obligation

The conversion or option terms and conditions may also impose a conversion or option obligation (Mandatory Convertible) at maturity or at another point in time (hereinafter in each case also referred to as the “Final Maturity”) or provide for the right of SAP SE to grant holders or creditors of the Bonds on Final Maturity shares in SAP SE wholly or partially in lieu of the payment due. In such cases, the conversion or option price for one share may correspond to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the 10 trading days preceding or following the date on which conversion is declared and/or the option is exercised or the conversion and/or option obligation is fulfilled, even if such price is lower than the minimum price specified in lit. (gg) below. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. In such cases, too, the pro rata amount of capital stock represented by the shares to be issued on Final Maturity for each Definitive Bond must not exceed the nominal amount of the individual Definitive Bond.

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(ff)	Cash payment, granting of existing shares

The Bond Terms may provide that the Company, in the event of a conversion or the exercise of an option or the fulfillment of a conversion or option obligation, will not grant shares in the Company but will pay the equivalent value in cash which, in accordance with the more detailed Bond Terms, corresponds to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the 10 trading days preceding or following the date on which conversion is declared or the option is exercised. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. The Bond Terms may also provide that, in the event of a conversion or the exercise of an option or the fulfillment of a conversion or option obligation, the Company may elect to grant existing shares in the Company rather than new shares.

(gg)	Conversion/option price, anti-dilution provisions

Even in the event of a variable conversion ratio or a variable conversion or option price, except in cases of a conversion or option obligation (see lit. (ee) above), the conversion or option price to be determined for each share must be equivalent—in the event that shareholders’ subscription rights are excluded—to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the 10 trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond (day of the final decision by the Executive Board to submit an offer regarding the subscription of Bonds or regarding the declaration of acceptance by the Company following a request to submit subscription offers, as applicable),or alternatively—in the event that shareholders’ subscription rights are granted—to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186(2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. Section 9(1) AktG remains unaffected. Should any dilution of the economic value of the existing conversion or option rights or obligations occur during the term of the Bonds or warrants granting a conversion or option right or imposing a conversion or option obligation, and should no subscription rights be granted by way of compensation, the conversion or option rights or obligations may, without prejudice to Section 9(1) AktG, be adjusted in a manner preserving their value, save to the extent that such adjustment is already governed by mandatory law. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond. Instead of an adjustment of the conversion or option price in a manner preserving their value, the payment of an appropriate cash amount by SAP SE upon exercise of the conversion or option right or upon fulfillment of the conversion or option obligation may be provided for in all these cases, as set out in more detail in the terms and conditions of the Bonds.

(hh)	Granting of shareholders’ subscription rights, exclusion of shareholders’ subscription rights

The shareholders are generally entitled to subscription rights in respect of the Bonds. The Bonds may also be underwritten by one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186(5) sentence 1 AktG, with the obligation to offer them to the shareholders for subscription (indirect subscription right). If the Bonds are issued by a direct or indirect majority holding of SAP SE, SAP SE must ensure that its shareholders are granted subscription rights in accordance with the foregoing sentences. The Executive Board is authorized, however, subject to the consent

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of the Supervisory Board, to exclude shareholders’ subscription rights in respect of the Bonds in the following cases:

–	in respect of fractional shares arising as a result of the subscription ratio;

–	to the extent necessary to grant to the holders or creditors of previously issued conversion or option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights;

–	to the extent the Bonds are issued with conversion or option rights or conversion or option obligations and structured such that the issue price of the Bonds is not substantially below their market value determined in accordance with generally accepted methods of finance mathematics. This authorization to exclude shareholders’ subscription rights only applies, however, to Bonds carrying conversion or option rights or obligations in respect of shares representing a pro rata amount of capital stock of SAP SE of no more than 10% in aggregate. The amount of share capital existing at the time of the resolution on this authorization is decisive for calculating the 10% limit. If the share capital figure is lower at the time the authorization is exercised, this lower value shall be decisive. The 10% limit shall be reduced if, during the term of this authorization until its utilization, other authorizations to issue or sell shares of the Company or to issue rights that enable or oblige the subscription of shares of the Company are exercised and the subscription right is excluded in accordance with or in line with Section 186(3) sentence 4 AktG.

The Executive Board may only exercise the above authorizations to exclude subscription rights to the extent that the proportionate amount of the shares to be issued due to conversion or option rights does not exceed a total of 10% of the share capital. The share capital figure existing at the time of the resolution on this authorization is decisive for calculating the 10% limit. If the share capital figure is lower at the time this authorization is exercised, this lower value shall be decisive. The 10% limit shall be reduced if, during the term of these authorizations until their utilization, other authorizations to issue shares of the Company or to issue rights that enable or oblige the subscription of shares of the Company are exercised and the subscription right is excluded.

Where profit-sharing rights or income bonds without conversion or option rights or obligations are issued, the Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude shareholders’’ subscription rights entirely, provided that these profit-sharing rights or income bonds resemble debt obligations, in other words, they do not represent membership rights in the Company, they do not grant a share in any liquidation proceeds, and their interest rate is not calculated on the basis of the annual net earnings, the net profit, or the dividend. Moreover, in this case, the interest rate and issue price of the profit-sharing rights or income bonds must reflect the market conditions for comparable debt instruments prevailing at the time of issue.

(ii)	Authorization to determine the further details

The Executive Board is authorized, subject to the consent of the Supervisory Board and the aforementioned provisions, to fix, or determine in agreement with the corporate bodies of the majority holdings of SAP SE issuing the Bonds, the further details of the issue and the terms of the Bonds and the conversion or option rights or obligations, in particular the interest rate, the type of interest, the issue price, the term and denomination, the conversion or option period, any variability in the conversion ratio, the conversion or option price, and any anti-dilution provisions.

(jj)	Option to have the Supervisory Board’s approval given by a committee

Insofar as the approval of the Supervisory Board is required in accordance with the foregoing, a committee formed by the Supervisory Board may grant this approval in the place of the Supervisory Board.

c)	Cancelation of existing Contingent Capital I

Contingent Capital I created by resolution of the General Meeting of Shareholders on May 12, 2021, will be canceled.

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d)	Creation of new contingent capital

The capital stock is subject to a contingent increase of up to €100 million by issuing up to 100 million no-par value bearer shares (Contingent Capital I). The contingent capital increase serves to grant shares upon the exercise of conversion or option rights or upon the fulfillment of conversion or option obligations under convertible or warrant-linked bonds issued or guaranteed by the Company or any of its direct or indirect majority holdings by virtue of the above authorization on or before May4, 2031, to the holders or creditors of convertible bonds or warrants in accordance with the Bond Terms. The new shares will be issued at the respective conversion or option price to be determined in accordance with lit. a) (gg) above. The contingent capital increase will be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP SE or any of its direct or indirect majority holdings on or before May 4, 2031, by virtue of the authorization resolved by the General Meeting of Shareholders on May 5, 2026, exercise their conversion or option rights or fulfill their conversion or option obligations and to the extent that no other methods of servicing these rights are used. The new shares issued as a result of the exercise of the conversion or option right or upon the fulfillment of the conversion or option obligations will participate in the profits as from the beginning of the fiscal year in which they are created. The Executive Board is authorized to determine further details of the implementation of the contingent capital increase.

Amendment of the Articles of Incorporation

Article 4(7) of the Articles of Incorporation is amended to read as follows:

“The capital stock shall be subject to a contingent increase by up to €100 million by issuing up to 100 million no-par value bearer shares (Contingent Capital I). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP SE or any of its direct or indirect majority holdings on or before May 4, 2031, by virtue of the authorization resolved by the annual General Meeting of Shareholders on May 5, 2026, exercise their conversion or option rights or fulfill their conversion or option obligations and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights or upon the fulfillment of the conversion or option obligation. The Executive Board shall be authorized to determine further details of the implementation of the contingent capital increase.”

A written report by the Executive Board on the reasons for which it is to be authorized to exclude shareholders’ subscription rights in respect of the Bonds in certain cases with the approval of the Supervisory Board can be found below under Section II (Report of the Executive Board regarding item 7 on the Agenda).

8.	Elections of Supervisory Board members

With the close of this year’s Annual General Meeting of Shareholders, the mandates of the Supervisory Board members Dr. h.c. mult. Pekka Ala-Pietilä, Dr. Rouven Westphal, Gunnar Wiedenfels, and Gerhard Oswald are scheduled to expire. Therefore, new elections to the Supervisory Board must be held—with each candidate being elected by way of a separate vote.

The Supervisory Board proposes that the following persons be elected to the Supervisory Board of SAP SE:

8.1	Dr. h.c. mult. Pekka Ala-Pietilä, Chairperson of the Supervisory Board of SAP SE, Walldorf, Germany, and (until May 2026) Chairperson of the Board of Directors of Sanoma Corporation, Helsinki, Finland, residing in Helsinki, Finland, with effect from the end of the General Meeting of Shareholders on May 5, 2026, until the end of the General Meeting of Shareholders resolving on the formal approval of the acts of the Supervisory Board for fiscal year 2026 (that is, for a period of approximately one year),

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8.2	Dr. Rouven Westphal, Member of the Executive Board of the Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, residing in Potsdam, Germany, with effect from the end of the General Meeting of Shareholders on May 5, 2026, until the end of the General Meeting of Shareholders resolving on the formal approval of the acts of the Supervisory Board for fiscal year 2029 (that is, for a period of approximately four years),

8.3	René Obermann, Chairperson of the Board of Directors of Airbus SE, Leiden, Netherlands, and Chairperson Europe, Warburg Pincus Deutschland GmbH, Berlin, Germany, residing in Berlin, Germany, with effect from the end of the General Meeting of Shareholders on May 5, 2026, until the end of the General Meeting of Shareholders resolving on the formal approval of the acts of the Supervisory Board for fiscal year 2029 (that is, for a period of approximately four years), and

8.4	Michael Gregoire, co-founder and partner of Brighton Park Capital, New York City, New York, USA, residing in Scottsdale, Arizona, USA, with effect from the end of the General Meeting of Shareholders on May 5, 2026, until the end of the General Meeting of Shareholders resolving on the formal approval of the acts of the Supervisory Board for fiscal year 2029 (that is, for a period of approximately four years).

These election proposals are based on corresponding proposals by the Nomination Committee, take into account the objectives resolved by the Supervisory Board regarding its own composition, and aim at fulfilling the Profile of Skills and Expertise prepared by the Supervisory Board for the entire Board. The Diversity Policy prepared by the Supervisory Board regarding its own composition is thereby also implemented. For details, please see the Corporate Governance Statement for fiscal year 2025, which is available at the internet address

https://www.sap.com/investors/en/governance.html,

and the Profile of Skills and Expertise prepared by the Supervisory Board, which is available at the internet address

https://www.sap.com/investors/en/governance/supervisory-board.html.

The Supervisory Board made sure that the nominated candidates have sufficient time to perform their mandates. In the opinion of the shareholders’ representatives on the Supervisory Board, the nominated candidates are to be regarded as independent within the meaning of the German Corporate Governance Code.

If re-elected, Pekka Ala-Pietilä intends to stand for re-election as Chairperson of the Supervisory Board. As previously announced, the Supervisory Board proposes René Obermann as the designated successor to Supervisory Board Chairperson Pekka Ala-Pietlilä. It is intended that, following the election of René Obermann to the Supervisory Board, which will be decided by the shareholders at the Annual General Meeting on May 5, 2026, a transition process from Pekka Ala-Pietilä to René Obermann is planned. It is intended that René Obermann will take over as Chairperson of the Supervisory Board following the exit of Pekka Ala-Pietilä from the Supervisory Board in 2027.

The information pursuant to Section 125(1) sentence 5 AktG regarding the memberships in other supervisory boards to be established by law and in comparable supervisory bodies of commercial enterprises in Germany and abroad and the résumés of the candidates are set out in Section III below (Information regarding item 8 on the Agenda).

Please also note the following regarding the election of Supervisory Board members:

In accordance with Article 40(2) and (3) of Council Regulation (EC) No 2157/2001 (SE Regulation), Section 17 of the German SE Implementation Act (SE-Ausführungsgesetz; “SEAG”), Section 21(3) of the German Act on Employee Involvement in European Companies (SE-Beteiligungsgesetz; “SEBG”), Part II clauses 2 and 3 of the Agreement on the Involvement of Employees in SAP SE (Vereinbarung über die Beteiligung der Arbeitnehmer in der SAP SE) dated March 10, 2014, in the version last amended on February 26, 2026, and Article 10(1) of the Articles of Incorporation of SAP SE, the Supervisory Board of SAP SE comprises 18 members, nine of whom will be elected by the General Meeting of Shareholders as shareholder representatives. The remaining nine members will be appointed as employee representatives under the Agreement on the Involvement of Employees in SAP SE referred to above. Pursuant to Section 17(2) SEAG, the Supervisory Board of SAP SE must be

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made up of at least 30% men and women each. Therefore, at least five seats on the Supervisory Board of SAP SE must be occupied by women and five seats by men—applying the rounding rule of Section 96(2) sentence 4 AktG mutatis mutandis. The Supervisory Board’s election proposal is in line with these requirements.

9.	Amendment to Article 4(3) of the Articles of Incorporation to enable the issuance of electronic shares

According to the AktG and the German Electronic Securities Act (eWpG) in the version of the German Financing for the Future Act 2023 (Zukunftsfinanzierungsgesetz, “ZuFinG”), stock corporations are permitted to issue electronic shares. In addition, they can replace globally securitized shares with electronic shares of identical content without the consent of the holders. These regulations serve to further digitalize the capital market. Electronic bearer shares embody the same rights as bearer shares certified in a global certificate. The only difference is that instead of a global certificate deposited with the central securities depository, the shares are entered in an electronic securities register in accordance with Section 2(1) eWpG. SAP SE does not currently plan to make this change, but wishes to retain the option to do so in the future.

Pursuant to Section 10(6) sentence 1 AktG, the Articles of Incorporation shall exclude the certification of shares that are registered as electronic shares in an electronic securities register. To ensure compliance with the relevant legal requirements, the Articles of Incorporation of the Company shall be amended.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

Article 4(3) of the Articles of Incorporation of SAP SE shall be restated as follows:

“Subject to the consent of the Supervisory Board, the Executive Board shall determine the form of the shares, share certificates, dividend coupons, and renewal coupons, as well as bonds and interest coupons. The Company may combine single shares into share certificates representing a majority of shares (multiple-share certificates). Shareholders are not entitled to such share certificates. Certification shall be excluded altogether for shares that are registered as electronic shares in an electronic securities register.”

In all other respects, Article 4 of the Articles of Incorporation remains unchanged.

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II.	Report of the Executive Board regarding item 7 on the Agenda

Under item 7 on the Agenda, the Executive Board and the Supervisory Board propose that the Executive Board be granted a new authorization to issue convertible and/or warrant-linked bonds, profit sharing rights and/or income bonds (or combinations of these instruments), the content of which is essentially identical to that of the existing authorization of May 12, 2021, which is due to expire shortly and is to be canceled. In accordance with Section 221(4) sentence 2 AktG in conjunction with Section 186(4) sentence 2 AktG, the Executive Board reports below on the reasons why it should also be possible under the new authorization to exclude shareholders’ subscription rights to bonds in certain cases with the approval of the Supervisory Board. The report of the Executive Board is part of this invitation. It is also available on the internet at www.sap.com/agm:

1.	New authorization and associated benefits for the Company

Adequate capital resources are an important requirement for the Company’s development. The issue of convertible and/or warrant-linked bonds as well as profit-sharing rights and/or income bonds (or combinations of all these instruments) offers the Company attractive financing opportunities at relatively low interest, and the proposed authorization is designed to again open up these opportunities to the Company. The authorization gives the Company the flexibility required to raise capital, depending on the situation prevailing on the market, in the German capital market or even in the international capital market, in particular through direct or indirect majority holdings of SAP SE.

2.	Shareholders’ subscription rights

The authorization provides that the convertible and/or warrant-linked bonds as well as the profit-sharing rights and/or income bonds (or combinations of all these instruments) are generally to be offered to the shareholders for subscription (Section 221(4) AktG in conjunction with Section 186(1) AktG). To facilitate implementation, use may in this regard be made of the option to offer the convertible and/or warrant-linked bonds as well as the profit-sharing rights and/or income bonds (or combinations of all these instruments) to one or more credit institutions or a syndicate of credit institutions, or enterprises which have an equivalent status under Section 186(5) sentence 1 AktG, with the obligation to offer the Bonds to the shareholders for subscription in accordance with their subscription rights (indirect shareholders’ subscription right within the meaning of Section 186(5) sentence 1 AktG). If the Bonds are issued by a direct or indirect majority holding of SAP SE, SAP SE must ensure that the subscription rights of SAP SE shareholders are granted in accordance with the foregoing sentences.

3.	Exclusion of the shareholders’ subscription rights

The resolution proposal, however, provides for the option to exclude the shareholders’ subscription rights in respect of the Bonds in the following cases.

3.1.	Fractional shares

It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. Such fractional shares may result from the amount of the issue volume and the determination of a practicable subscription ratio. An exclusion of the shareholders’ subscription rights in these cases facilitates the implementation of the capital-related measure, in particular of the shareholders’ subscription rights.

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3.2.	Anti-dilution provisions with regard to bonds

It is further proposed that the Executive Board be granted the option, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in order to grant to the holders or creditors of previously issued conversion and option rights subscription rights in the scope to which they would have been entitled as shareholders following the exercise of the conversion or option rights. This will permit the Company to grant to the holders or creditors of conversion or option rights already existing at this point in time subscription rights in lieu of a reduction of the conversion or option price as anti-dilution protection. Equipping bonds with anti-dilution protection is in line with standard market practice.

3.3.	Simplified exclusion of subscription rights

It is further proposed that the Executive Board be authorized, applying Section 186(3) sentence 4 AktG mutatis mutandis, to exclude, subject to the consent of the Supervisory Board, the shareholders’ subscription rights to the extent the Bonds are issued with conversion or option rights or conversion or option obligations and structured such that the Bonds are issued at a price that is not substantially below their market value determined in accordance with generally accepted methods, particularly those of finance mathematics.

This can be expedient to promptly respond to favorable conditions on the stock exchange and to quickly and flexibly place a Bond in the market at attractive conditions. The equity markets have become significantly more volatile. The ability to promptly react to market developments will therefore be vital for the result of the issue to be as favorable as possible. Favorable conditions that are as “near market” as possible can generally be established only if the Company is not bound by those conditions for an excessively long offer period. The issue of subscription rights generally requires a significant safety margin to be deducted to ensure the attractiveness of the conditions and thus the issue’s chances of success over the entire offer period. It is true that Section 186(2) AktG allows the subscription price (and thus the terms and conditions of the Bonds in the case of convertible and/or warrant-linked bonds) to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the terms and conditions of the bonds and thus to conditions that are not optimal. In addition, even where shareholders’ subscription rights are granted, a full placement will not automatically be ensured and an alternative placement with third parties will in any event involve additional expenses given the uncertainty of the exercise of such rights (subscription behavior). Finally, if the Company were to grant subscription rights, it would not be in a position to promptly react to a change in market conditions due to the length of the subscription period but would be exposed to declining share prices during the subscription period, which could lead to less favorable opportunities for the Company to procure capital.

In this case of exclusion of shareholders’ subscription rights in connection with the issue of convertible and warrant-linked bonds, the provision set forth in Section 186(3) sentence 4 AktG regarding the simplified exclusion of shareholders’ subscription rights applies mutatis mutandis pursuant to Section 221(4) sentence 2 AktG. Since the ZuFinG came into force, this regulation provides for a maximum volume of 20% of the share capital for simplified exclusions of subscription rights. However, the proposed resolution does not exhaust this volume, but sets the limit at 10% of the share capital—in line with the expectations of numerous investors and proxy advisors. Accordingly, the authorization to exclude subscription rights in a simplified manner is limited to the issue of bonds with conversion or option rights or obligations relating to shares with a total proportionate amount of no more than 10% of the Company’s share capital. The amount of share capital at the time of the resolution on this authorization is decisive for calculating the 10% limit. If the share capital figure is lower at the time the authorization is exercised, this lower value shall be decisive.

Furthermore, the proposed resolution provides for a deduction clause specifically for the simplified exclusion of subscription rights. According to this clause, the 10% limit is reduced accordingly if other authorizations for the simplified exclusion of subscription rights are used during the term of this authorization until it is exhausted. These provisions take into account the shareholders’ need for protection against dilution of their shareholdings.

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The interests of the shareholders are safeguarded by the fact that the Bonds must not be issued substantially below their market value. This will prevent a significant economic dilution of the value of the shares. Whether or not the Bonds are issued substantially below their market value will be determined by calculating the market value of the convertible or warrant-linked bonds in accordance with generally accepted methods, particularly those of finance mathematics, and comparing it with the offer price. The Executive Board will in its price determination, taking into account the situation then prevailing on the capital market, ensure that the deduction from the market value will be as low as possible. If the Executive Board considers it appropriate in any given situation to seek professional advice, it may rely on the support of third parties. For instance, a bank (or underwriting bank) involved in the issue may confirm in an appropriate form that the issue price will not be substantially below the market value of the shares. This may also be confirmed by a bank not involved in the issue, or an auditing firm, or any other expert. Such an effect would reduce the calculated value of a subscription right to virtually zero, so that no appreciable economic disadvantage will be suffered by the shareholders due to the exclusion of their subscription rights.

The establishment of conditions that are in line with market standards and the associated avoidance of any appreciable dilution of the share value may also be achieved by a bookbuilding process. In such a process, the convertible or warrant-linked bonds are not offered at a fixed issue price but the issue price and/or individual conditions of the convertible and/or warrant-linked bonds (for example, interest rate and conversion or option price) will be established on the basis of the purchase orders submitted by investors. As a result, the total value of the Bonds will be determined “near market.”

All of these measures will ensure that the value of the Company’s shares is not significantly diluted as a result of the exclusion of shareholders’ subscription rights. Moreover, the shareholders intending to maintain their share in the Company’s capital stock have the option to acquire shares on the stock exchange at almost identical conditions.

3.4.	Overall cap

The Executive Board may only make use of all the above authorizations to exclude subscription rights with regard to conversion or option rights or obligations to such an extent that the proportionate total amount of shares attributable thereto does not exceed 10% of the capital stock. This additionally limits the total scope of bonds with conversion or option rights or conversion or option obligations that are issued under exclusion of subscription rights. In this way, shareholders are additionally protected against a possible dilution of their existing shareholdings. Offsetting clauses ensure that the Executive Board also does not exceed the 10% limit by additionally making use of other authorizations to issue shares or to issue rights enabling or obligating the subscription of shares, and in doing so, also excludes shareholders’ subscription rights.

3.5.	Exclusion of shareholders’ subscription rights for profit-sharing rights or income bonds that resemble debt obligations

Finally, where profit-sharing rights or income bonds without conversion or option rights or conversion or option obligations are to be issued, the Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude shareholders’ subscription rights entirely, provided that these profit-sharing rights or income bonds resemble debt obligations, in other words, they do not represent membership rights in the Company, they do not grant a share in any liquidation proceeds, and their interest due is not calculated on the basis of the annual net earnings, the net profit, or the dividend. Moreover, in this case, the interest rate and issue price of the profit-sharing rights or income bonds must reflect the market conditions for comparable debt instruments prevailing at the time of issue. If the above requirements are met, the exclusion of subscription rights does not place the shareholders at a disadvantage, since the profit-sharing rights or income bonds do not represent membership rights and do not grant a share in any liquidation proceeds or in profits generated by the Company. While the Bonds may provide for any interest payable to be subject to annual net earnings or a net profit being generated or a dividend being distributed, it would not be permissible for higher net earnings, higher net profit, or a higher dividend to result in higher interest. The issue of profit-sharing rights or income bonds therefore neither changes nor dilutes the shareholders’ voting rights nor their participation in the Company and its profits. Moreover, the binding requirement of issuing the Bonds on fair market terms where subscription rights are excluded ensures that subscription rights have no significant value.

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4.	New Contingent Capital I

The purpose of the Contingent Capital I that is to be newly created is to service the conversion or option rights linked to the convertible and/or warrant-linked bonds or upon fulfillment of the conversion and/or option obligations or claims to the extent that no other methods of servicing these rights are used. The issue price of the new shares will be determined in accordance with lit. b) (gg) of the resolution proposed. In this provision, the bases for determining the minimum issue amount are stipulated in accordance with Section 193(2) no. 3 AktG, as a result of which the Company will have extensive flexibility in fixing the terms and conditions of the Bonds.

According to the resolution proposal, the conversion or option price to be determined for each share must, even in the event of a variable conversion ratio or a variable conversion or option price, be equivalent—in the event that shareholders’ subscription rights are excluded—to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the 10 trading days preceding the day on which the Executive Board adopts the resolution on the issue of the convertible or warrant-linked bond, or—in the event that shareholders’ subscription rights are granted—to at least 80% of the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) in the period from the start of the subscription period to the day immediately preceding the publication of the final terms pursuant to Section 186(2) sentence 2 AktG. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place in the relevant electronic trading system on a trading day or, in the absence of any such auction, the last price determined in the relevant electronic trading system on that trading day. Section 9(1) AktG is to remain unaffected, which means that shares must in no event be issued at a price below the pro rata amount of capital stock represented by them. Should any dilution of the economic value of the existing conversion or option rights occur during the term of the Bonds or warrants granting a conversion or option right, and should no subscription rights be granted by way of compensation, it is intended that it should be possible for the conversion or option rights to be adjusted, without prejudice to Section 9(1) AktG, in a manner preserving their value save to the extent that such adjustment is already governed by mandatory law. This will give the Executive Board the opportunity to include such dilution protection provisions as are customarily required in the Bond Terms. In any event, the pro rata amount of capital stock represented by the shares to be subscribed for each Definitive Bond must not exceed the lower of the principal amount or issue price per Definitive Bond.

In deviation thereof, the conversion or option price for one share may, in the event of a conversion or option obligation, correspond to the average price of the SAP SE share in the XETRA trading system on the Frankfurt Stock Exchange (or any electronic trading system replacing the XETRA trading system) during the 10 trading days preceding or following the date on which conversion is declared and/or the option is exercised or the conversion and/or option obligation is fulfilled, even if such price is lower than the minimum price specified in lit. b) (gg) of the proposed resolution. This average price will be the arithmetic mean of the closing auction prices. If no closing auction is effected in the relevant electronic trading system, the closing auction price will be replaced by the price determined in the last auction that takes place on a trading day or, in the absence of any such auction, the last price determined on that trading day. In such cases, too, the pro rata amount of capital stock represented by the shares to be issued on Final Maturity for each Definitive Bond must not exceed the nominal amount of the individual Definitive Bond.

However, it is intended that it should also possible to provide in the Bond Terms that the Company, in the event of a conversion or the exercise of an option, will not grant shares in the Company but will pay the equivalent value in cash, or that the Company may elect to grant existing shares in the Company rather than new shares.

5.	Report of the Executive Board on the exercise of the authorization

There are currently no concrete plans to exercise the new authorization. In any case, the Executive Board will carefully examine whether the exercise and any exclusion of subscription rights are in the

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interest of the Company and its shareholders. The Executive Board will report to the General Meeting of Shareholders on each exercise of the authorization as well as the reasoning for a respective exclusion of shareholders’ subscription rights.

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III.	Information regarding item 8 on the Agenda

1.	Dr. h.c. mult. Pekka Ala-Pietilä

Helsinki, Finland

DOB: January 13, 1957

Nationality: Finnish

Independent: Yes

Chairperson of the Supervisory Board of SAP SE, Walldorf, Germany

Chairperson of the Board of Directors of Sanoma Corporation, Helsinki, Finland (until May 2026)

Education

1985	Master’s degree in Economic Sciences, Helsinki School of Economics and Business Administration, Finland

1995	Honorary Doctor of Science (Technology), University of Tampere, Finland

2001	Honorary Doctor of Science (Economics), Helsinki School of Economics and Business Administration, Finland

Career

1984–1998	Nokia Corporation, Helsinki, Finland – Various positions; from 1992 until 1998: President of the Mobile Phones Business Group

1992–2005	Nokia Corporation, Helsinki, Finland – Member of the Group Executive Board; from 1999 until 2005: President of the Nokia Group

2002–2021	SAP SE (formerly SAP AG), Walldorf, Germany – Member of the Supervisory Board

2006–2011	Blyk Services Ltd., London, Great Britain – Co-founder and CEO

2006–2017	Pöyry PLC, Helsinki, Finland – Member of the Board of Directors

2011–2015	Solidium Oy, Helsinki, Finland – Chairperson of the Board of Directors

2012–2024	Huhtamäki Oy, Espoo, Finland – Member of the Board of Directors; from 2013 until 2024: Chairperson of the Board of Directors

2014-2026	Sanoma Corporation, Helsinki, Finland – Member and Vice-Chairperson of the Board of Directors; 2016 until May 2026: Chairperson of the Board of Directors

2018–2019	Netcompany A/S, Copenhagen, Denmark – Chairperson of the Board of Directors

2017–2019	Finland’s Artificial Intelligence Programme, Helsinki, Finland – Chairperson of the Board of Directors

2018–2020	European Commission, Brussels, Belgium – Chairperson of the High-Level Expert Group on Artificial Intelligence

Since 2021	HERE Technologies B.V., Amsterdam, Netherlands – Chairperson of the Supervisory Board

Since 2021	Climate Leadership Coalition, Helsinki, Finland – Member of the Board of Directors

Since 2026	Sitra Fund, Helsinki, Finland – Chairperson of the Board of Directors

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Current Memberships

Membership on other supervisory boards to be established by law in Germany:

a)	Membership on supervisory boards of publicly listed companies:

•	None

b)	Membership on supervisory boards of non-public companies:

•	None

Membership on comparable supervisory bodies of commercial enterprises in Germany and abroad:

a)	Membership on comparable supervisory bodies of publicly listed companies:

•	Until May 2026: Board of Directors, Sanoma Group Oy, Helsinki, Finland (chair)

b)	Membership on comparable supervisory bodies of non-public companies:

•	Supervisory Board, HERE Technologies B.V., Amsterdam, Netherlands (chair)

•	Board of Directors, Sitra Fund, Helsinki, Finland (chair)

Fulfillment of the Profile of Skills and Expertise for the Supervisory Board of SAP SE

•	Innovation, Research & Development

•	Software Industry

•	Finance and Accounting

•	Strategy

•	Human Resources and Social Responsibility

•	Supervision, Monitoring, Corporate Governance and Business Conduct

•	Environmental Responsibility

Declaration on independence in accordance with C.13 of the German Corporate Governance Code (GCGC)

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its Group companies, the corporate bodies of SAP SE, or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

Since 2024, Pekka Ala-Pietilä has been a member of the Supervisory Board of SAP SE, on which he had already previously served from 2002 until May 2021. From the end of his former membership until his rejoining the Supervisory Board, three years passed during which Mr. Ala-Pietilä had no more business relations with SAP. During that time, the Company underwent significant change as a result of the transformation then pursued. At the same time, the composition of the Executive Board of SAP SE has changed considerably, as four of the six current members have only been on the Executive Board for three years or less. As a consequence, since re-joining the Supervisory Board Mr. Ala-Pietilä has faced a greatly changed environment in his work for the Supervisory Board, both in terms of content and persons involved. Hence, his current membership of the Supervisory Board is not considered to be a continuation of his previous work for the Supervisory Board. In addition, during his entire tenure on the Supervisory Board of SAP SE, he has always acted with the required professional distance, as shown by his consulting and voting behavior. Furthermore, he is not financially dependent on his service on the SAP Supervisory Board.

Therefore, in the opinion of the shareholders’ representatives on the Supervisory Board, the candidate is to be regarded as independent within the meaning of the GCGC.

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2.	Dr. Rouven Westphal

Potsdam, Germany

DOB: September 14, 1972

Nationality: German

Independent: Yes

Member of the Executive Board of Hasso Plattner Foundation, Potsdam, Germany, and Managing Director of the General Partner of HPC Germany GmbH & Co. KG, Potsdam, Germany

Education

1997	Diploma in Mechanical Engineering, Technical University of Hamburg, Germany

2005	Ph.D. in Business Administration, University of Bamberg, Germany

Career

1997–2002	Accenture (formerly Andersen Consulting), Frankfurt am Main, Germany – Business Consultant focused on consulting for SAP R/3 introduction

2000–2002	N.B.A. Nordbayrische Business Angels GmbH, Nuremberg, Germany – Managing Director

2003–2006	EXASOL AG (formerly exasol GmbH), Nuremberg, Germany (a provider of database technology for data analytics and data warehousing) – Co-founder and Managing Director

2006–2012	Hasso Plattner Ventures Management GmbH, Potsdam, Germany – Managing Director focused on investing in IT ventures

Since 2012	HPC Germany GmbH & Co. KG, Potsdam, Germany – Managing Director of the General Partner

Since 2015	Hasso Plattner Foundation, Potsdam, Germany – Member of the Executive Board

Current Memberships

Membership on other supervisory boards to be established by law in Germany:

a)	Membership on supervisory boards of publicly listed companies:

•	None

b)	Membership on supervisory boards of non-public companies:

•	None

Membership on comparable supervisory bodies of commercial enterprises in Germany and abroad:

a)	Membership on comparable supervisory bodies of publicly listed companies:

•	None

b)	Membership on comparable supervisory bodies of non-public companies:

•	Advisory Board, Sharks Sports & Entertainment LLC, San José, California, USA

Fulfillment of the Profile of Skills and Expertise for the Supervisory Board of SAP SE

•	Software Industry

•	Finance and Accounting

•	Strategy

•	Human Resources and Social Responsibility

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Declaration on independence in accordance with C.13 of the German Corporate Governance Code (GCGC)

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its Group companies, the corporate bodies of SAP SE, or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

Rouven Westphal has a business relationship with Prof. Dr. Hasso Plattner, one of the founders of SAP and former chairperson of the Supervisory Board of SAP SE. Mr. Westphal is managing director of the general partner of HPC Germany GmbH & Co. KG, the investment office of Mr. Plattner, which manages the latter’s private wealth including his shareholding in SAP SE. Furthermore, Mr. Westphal is a member of the Executive Board of the non-profit Hasso Plattner Foundation, which was founded byMr. Plattner but is independent of him. The Foundation holds SAP shares amounting to less than 10% of SAP SE’s registered share capital; the same is true for Mr. Plattner. Hence neither the Foundation nor Mr. Plattner is a controlling shareholder of SAP SE within the meaning of the GCGC.

Therefore, in the opinion of the shareholders’ representatives on the Supervisory Board, the candidate is to be regarded as independent within the meaning of the GCGC.

3.	René Obermann

Berlin, Germany

DOB: March 5, 1963

Nationality: German

Independent: Yes

Chairperson of the Board of Directors of Airbus SE, Leiden, Netherlands, and Chairperson Europe, Warburg Pincus Deutschland GmbH, Berlin, Germany

Education

1984 –1986	Traineeship as industrial business management assistant, BMW AG, Munich, Germany

1986–1988	Studies of economics at Westfalian University (Westfälische Wilhelms-Universität), Muenster, Germany

Career

1986–1991	ABC Telekom GmbH, Muenster, Germany – Founder and Managing Director

1991–1998	Hutchison Mobilfunk GmbH (formerly: ABC Telekom GmbH), Muenster, Germany – Managing Director; from 1993: CEO

1998–2002	T-Mobile Deutschland GmbH, Bonn, Germany – Managing Director; from 2000: CEO

2001–2006	T-Mobile International AG & Co. KG, Bonn, Germany – Member of the Executive Board, responsible for European Operations & Group Synergies; from 2002: Chairperson of the Executive Board

2002–2013	Deutsche Telekom AG, Bonn, Germany – Member of the Group Executive Board, responsible for Mobile Operations of Deutsche Telekom (T-Mobile International); from 2006: Chairperson of the Group Executive Board

2014	Ziggo B.V., Utrecht, Netherlands – CEO

Since 2015	Warburg Pincus, LLC, London, United Kingdom: 2015–2018 Managing Director; Warburg Pincus Deutschland GmbH, Berlin, Germany: 2018–2024 Managing Director; 2021–2024 Co-Head of Europe; since 2024: Chairperson Europe

Memberships of Supervisory Boards and Boards of Directors:

2014–2016	Spotify Technologies S.A., Luxemburg – Member of the Board of Directors

2011–2016	E.ON SE, Essen, Germany – Member of the Supervisory Board

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2013–2018	thyssenkrupp AG, Duisburg and Essen, Germany – Member of the Supervisory Board

2015–2017	CompuGroup Medical SE & Co. KGaA, Koblenz, Germany – Member of the Supervisory Board

2017–2020	Allianz Deutschland AG, Munich, Germany – Member of the Supervisory Board

2018–2020	Telenor ASA, Baerum, Norway – Member of the Board of Directors, Independent Director

2017–2023	IONOS SE (formerly 1&1 Internet SE), Montabaur, Germany – Member of the Supervisory Board

Since 2023	IONOS Group SE, Montabaur, Germany – Member and Deputy Chairperson of the Supervisory Board

Since 2018	Airbus SE, Leiden, Netherlands – Member of the Board of Directors; since 2020: Chairperson of the Board of Directors

Pro-Bono Activities:

2007–2013	Bitkom e.V. (formerly „Bundesverband Informationswirtschaft, Telekommunikation und neue Medien”), Berlin, Germany – Vice President

Since 2025	Innovate Europe Foundation (I.E.F.) – Member of the Foundation’s Executive Board

Since 2026	Munich Security Conference – Member of the Foundation Council

Current Memberships

Membership of other supervisory boards to be established by law in Germany:

b)	Membership of supervisory boards of publicly listed companies:

•	Supervisory Board, IONOS Group SE, Montabaur, Germany

c)	Membership of supervisory boards of non-public companies:

•	None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

a)	Membership of comparable supervisory bodies of publicly listed companies:

•	Board of Directors, Airbus SE, Leiden, Netherlands (chair)

b)	Membership of comparable supervisory bodies of non-public companies:

•	None

Fulfillment of the Profile of Skills and Expertise for the Supervisory Board of SAP SE

•	Innovation, Research & Development

•	Software Industry

•	Finance and Accounting

•	Strategy

•	Human Resources and Social Responsibility

•	Supervision, Monitoring, Corporate Governance and Business Conduct

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Declaration on independence in accordance with C.13 of the German Corporate Governance Code (GCGC)

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its Group companies, the corporate bodies of SAP SE, or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

Therefore, in the opinion of the shareholders’ representatives on the Supervisory Board, the candidate is to be regarded as independent within the meaning of the GCGC.

4.	Michael Gregoire

Scottsdale, Arizona, USA

DOB: December 20, 1965

Nationality: U.S. American and Canadian

Independent: Yes

Co-founder and partner of Brighton Park Capital, New York City, New York, USA

Education

1988	Bachelor of Science in Physics, Wilfried Laurier University, Waterloo, Ontario, Canada

1990	Master of Business Administration, California Coast University, Santa Ana, California, USA

Career

1988–2000	Electronic Data Systems Corporation, Plano, Texas, USA – 1988–1996: Various engineering and management positions; 1996–1999: Chief Technology Officer, Global Financial Markets Group; 1999–2000: Executive Director, Global Financial Markets Group

2000–2005	PeopleSoft, Inc, Pleasanton, California, USA – 2000–2003: Senior Vice President, North America Consulting; 2003–2005: Executive Vice President, Global Services

2005–2012	Taleo Corporation, Dublin, California, USA – President and CEO; from 2008 also Chairperson of the Board of Directors

2013–2018	CA Technologies, Inc., New York City, New York, USA – CEO; in 2018 also Chairperson of the Board of Directors

Since 2019	Brighton Park Capital, New York City, New York, USA – Co-founder and partner; member of Boards of Directors of various companies funded by Brighton Park Capital: AppViewX, Inc., New York City, New York, USA (2019–2025); Paradox, Inc., Phoenix, Arizona, USA (2020–2025, chair); Reltio, Inc., Redwood City, California, USA (since 2021); OPSWAT, Inc., Tampa, Florida, USA (since 2021, Lead Independent Director); Coralogix Ltd., Tel Aviv, Israel (since 2022, chair); Silverfort Inc., Tel Aviv, Israel (since 2024), ORO Labs, Inc., San Francisco, California, USA (since 2026)

Memberships of Boards of Directors:

2010–2012	ShoreTel, Inc., Sunnyvale. California, USA – Member of the Board of Directors

2014–2019	Automatic Data Processing, Inc., Roseland, New Jersey, USA – Member of the Board of Directors

2019–2025	Smartsheet, Inc, Bellevue, Washington, USA – Chairperson of the Board of Directors

Since 2019	Advanced Micro Devices, Inc., Santa Clara, California, USA – Member of the Board of Directors

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Pro-Bono Activities:

2016–2024	Technology Network (TechNet) - Member of the Board of Directors

2013–2018	Business Roundtable Information and Technology Committee – Member of the Board of Directors

2013–2018	World Economic Forum IT Governors Steering Committee – Chairperson of the Technology Committee and Member of the Board of Directors

2018–2024	Women’s Sports Foundation – Member of the Board of Directors, Endowment chair

Current Memberships

Membership of other supervisory boards to be established by law in Germany:

d)	Membership of supervisory boards of publicly listed companies:

•	None

e)	Membership of supervisory boards of non-public companies:

•	None

Membership of comparable supervisory bodies of commercial enterprises in Germany and abroad:

c)	Membership of comparable supervisory bodies of publicly listed companies:

•	Board of Directors, Advanced Micro Devices, Inc., Santa Clara, California, USA

d)	Memberships of comparable supervisory bodies of non-public companies:

•	Board of Directors, Coralogix Ltd., Tel Aviv, Israel (chair)

•	Board of Directors, OPSWAT, Inc., Tampa, Florida, USA

•	Board of Directors, Reltio, Inc., Redwood City, California, USA

•	Board of Directors, Silverfort, Inc., Tel Aviv, Israel

•	Board of Directors, ORO Labs, Inc., San Francisco, California, USA

Fulfillment of the Profile of Skills and Expertise for the Supervisory Board of SAP SE

•	Innovation, Research & Development

•	Software Industry

•	Finance and Accounting

•	Strategy

•	Human Resources and Social Responsibility

•	Supervision, Monitoring, Corporate Governance and Business Conduct

Declaration on independence in accordance with C.13 of the German Corporate Governance Code (GCGC)

In the assessment of the Supervisory Board, there are no personal or business relations to SAP SE or its Group companies, the corporate bodies of SAP SE, or a shareholder directly or indirectly holding more than 10% of the voting shares in SAP SE which it deems relevant for the decision-making of the General Meeting of Shareholders in relation to the election.

Therefore, in the opinion of the shareholders’ representatives on the Supervisory Board, the candidate is to be regarded as independent within the meaning of the GCGC.

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IV.	Further information and details concerning the Annual General Meeting of Shareholders

1.	Virtual General Meeting of Shareholders without the physical presence of shareholders and their proxies

The Executive Board has decided, on the basis of Section 20a(1) of the Articles of Incorporation, to hold this year’s Annual General Meeting of Shareholders as a virtual General Meeting of Shareholders. The Executive Board made this decision with the consent of the Supervisory Board after careful consideration. In doing so, the Executive Board and Supervisory Board took into account the fact that the rights of shareholders in the virtual General Meeting correspond to the greatest possible extent to those of a physical meeting. In taking the decision, not only the items on this year’s agenda were taken into account but also the goal of the broadest possible shareholder participation, as well as sustainability considerations and cost aspects.

The virtual General Meeting of Shareholders will take place in the presence of the chairperson of the meeting and a notary commissioned to record the minutes of the General Meeting of Shareholders at the business premises of the Company: Hasso-Plattner-Ring 5, 69190 Walldorf, Germany. All members of the Executive Board intend to be physically present at the General Meeting of Shareholders, and all members of the Supervisory Board intend to be physically present at the General Meeting of Shareholders or to participate by means of video and audio transmission in the entire General Meeting of Shareholders. The physical presence of shareholders and their proxies (with the exception of the proxies appointed by the Company) at the location of the Annual General Meeting of Shareholders is ruled out.

The entire virtual General Meeting of Shareholders will be transmitted live in sound and vision on the internet at www.sap.com/agm. Shareholders or their proxies may exercise their voting rights by postal vote or by granting power of attorney and using the password-protected shareholder portal as specified in more detail below.

2.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

2.1.	Application to attend and proof

Shareholders are entitled to attend the virtual General Meeting of Shareholders and to exercise their voting rights in accordance with the provisions and explanations below only if they have submitted an application prior to the virtual General Meeting of Shareholders and furnished proof of their shareholding to the Company.

In accordance with Article 18(2) sentence 1 half sentence 1 of the Articles of Incorporation, application must be made in German or English and must be received by the Company in text form (Section 126b BGB). Pursuant to Article 18(3) sentence 1 of the Articles of Incorporation, for proof of shareholding, proof in accordance with Section 67c(3) AktG is sufficient, that is, proof in text form in accordance with the requirements of Article 5 of the Implementing Regulation (EU) 2018/1212. The proof must refer to the close of business on April 13, 2026 (record date). According to the legislative materials relating to the ZuFinG of December 11, 2023, close of business means 24:00 hours (here: CEST).

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The application as well as the proof of shareholding must be received by the Company by no later than the end, that is, 24:00 hours CEST, of April 28, 2026, at the address below:

SAP SE
c/o Computershare Operations Center
80249 Munich
Germany

or by email: anmeldestelle@computershare.de.

The application to the General Meeting of Shareholders may also be submitted to the Company through intermediaries in accordance with Section 67 lit. c AktG in connection with the Implementing Regulation (EU) 2018/1212 in the format ISO 20022 (SWIFT CMDHDEMMXXX) until the deadline for the application mentioned above. An application through SWIFT requires authorization by means of the SWIFT Relationship Management Application (RMA).

2.2.	Relevance of the record date

In relation to the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding has been furnished as described above. Any changes in shareholdings occurring after the record date are of no relevance in this regard. Shareholders who have acquired their shares only after the record date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the record date. The record date does not affect the shareholders’ dividend entitlement.

2.3.	Access to the password-protected shareholder portal

After due application and due provision of proof of shareholding (see above under 2.1), shareholders will receive personalized access data for the password-protected shareholder portal. The password-protected shareholder portal will be available at the latest from April 14, 2026, at the internet address www.sap.com/agm.

Shareholders and shareholder representatives can use the password-protected shareholder portal to follow the video and audio broadcast of the General Meeting of Shareholders and exercise various shareholder rights, including their right to vote (either by means of electronic postal voting or by authorizing and instructing the Company proxies), their right to ask questions and speak, and their right to object. Details can be found in the sections below.

During the virtual General Meeting of Shareholders on May 5, 2026, that is, between the commencement of the General Meeting of Shareholders and its closure by the chairperson of the meeting, the shareholders and/or shareholder representatives can connect to the virtual General Meeting of Shareholders electronically (elektronisch zuschalten) within the meaning of Section 121(4b) sentence 1 AktG.

To ensure their timely receipt of the log-in credentials, we ask that our shareholders properly register and properly submit proof of their shareholding as early as possible in their own interests.

3.	Procedure for voting

Shareholders may exercise their voting rights as follows:

3.1.	Voting by post

Shareholders may cast their votes by means of electronic communication (electronic postal voting), without attending the Annual General Meeting of Shareholders, as described below. Electronic postal voting also requires proper application as well as proper proof of shareholding (see Section 2 “Conditions for attending the General Meeting of Shareholders and exercising voting rights” above).

For the submission of electronic postal votes (including the amendment and revocation of votes cast by postal vote), the Company offers the password-protected shareholder portal, which will still be

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available for doing so on the day of the virtual General Meeting of Shareholders until the time voting is closed by the chairperson of the meeting:

www.sap.com/agm

The shareholders will receive the necessary log-in credentials for the password-protected shareholder portal and further information with their confirmation of registration. To ensure their timely receipt of the log-in credentials, we ask that our shareholders properly apply and properly submit proof of their shareholding as early as possible in their own interests.

In addition, the casting of votes may also be submitted to the Company through intermediaries in accordance with Section 67 lit. c AktG in connection with the Implementing Regulation (EU) 2018/1212 in the format ISO 20022 (SWIFT CMDHDEMMXXX). In this case, the casting of votes must be received by May 4, 2026, 24:00 hours CEST at the latest.

Shareholder representatives and/or proxies may also use electronic postal voting.

3.2.	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, for example by a proxy designated by the Company, or an intermediary, a shareholders’ association, or another person of their choice. For the virtual General Meeting, however, proxies will in turn have to use electronic postal voting or grant sub-power of attorney to the proxies designated by the Company. In this case, proper submission of the application to attend and of proof of shareholding is also required as set out in Section 2 above (“Conditions for attending the General Meeting of Shareholders and exercising voting rights”).

Pursuant to Section 134(3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). In the event that proxy authorization is granted to an intermediary, to a shareholders’ association, to a proxy advisor, or to a person who has an equivalent status under Section 135(8) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134(3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Intermediaries, shareholders’ associations, proxy advisors, and persons who have an equivalent status under Section 135(8) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135(1) sentence 5 AktG.

For the granting or revoking of proxies, the Company offers the password-protected shareholder portal, which will still be available for doing so on the day of the virtual General Meeting until the closure of the virtual General Meeting by the chairperson of the meeting:

www.sap.com/agm

The shareholders will receive the necessary log-in credentials for the password-protected shareholder portal and further information with their confirmation of registration. To ensure their timely receipt of the log-in credentials, we ask that our shareholders properly apply and properly submit proof of their shareholding as early as possible in their own interests.

In addition, the granting or revocation of proxy may be declared to the Company in text form using the following postal address or email address:

SAP SE

c/o Computershare Operations Center

80249 Munich

Germany

sap-hv2026@computershare.de

Alternatively, this may also be declared in text form to the proxy holder. In the latter case, the Company may require proof of authorization in text form, unless otherwise stipulated by Section 135 AktG, particularly in instances involving the authorization of an intermediary, a shareholders’ association, or a proxy advisor. Such proof may also be sent to the Company at the above postal address or email address. To facilitate the granting of proxy, the shareholders will receive a form of proxy with their

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confirmation of registration which can (but does not need to) be used to grant proxy. Please note that, for organizational reasons, timely acknowledgement by the Company of messages received by post or email can only be guaranteed if the relevant message is received no later than the end of May 4, 2026, 24:00 hours CEST.

In addition, authorization-related declarations may also be submitted to the Company through intermediaries in accordance with Section 67 lit. c AktG in connection with the Implementing Regulation (EU) 2018/1212 in the format ISO 20022 (SWIFT CMDHDEMMXXX). In this case, the authorization-related declarations must be received by May 4, 2026, 24:00 hours CEST at the latest.

A power of attorney may be granted both before and during the Annual General Meeting of Shareholders and can be declared either to the person to be authorized or to the Company.

3.3.	Proxies designated by the Company

In addition, we offer our shareholders and their proxies the opportunity to be represented at the Annual General Meeting of Shareholders by employees appointed by the Company as proxies (Company proxies) in accordance with their instructions, as described below. In this case, proper submission of the application to attend and of proof of shareholding is also required as set out in Section 2 above (“Conditions for attending the General Meeting of Shareholders and exercising voting rights”). The Company proxies will only exercise the power of attorney if they have previously received instructions from the shareholder on how to exercise the voting rights.

For granting proxy and issuing instructions to the Company proxies, or the revocation thereof or amendment thereto, the Company offers the password-protected shareholder portal, which will still be available for doing so on the day of the virtual General Meeting of Shareholders until the start of voting:

www.sap.com/agm

The shareholders will receive the necessary log-in credentials for the password-protected shareholder portal and further information with their confirmation of registration. To ensure their timely receipt of the log-in credentials, we ask that our shareholders properly apply and properly submit proof of their shareholding as early as possible in their own interests.

In addition, shareholders have the option of granting, amending, or revoking powers of attorney and instructions to the Company’s proxies by using a form. Shareholders will receive the relevant form with their registration confirmation. It is also available on the Company’s website mentioned above. The completed form must be received by the Company by no later than May 4, 2026, at 24:00 hours CEST, at the following postal address or email address:

SAP SE

c/o Computershare Operations Center

80249 Munich

Germany

sap-hv2026@computershare.de

In addition, authorization-related declarations and instructions to the Company’s proxies may also be submitted to the Company through intermediaries in accordance with Section 67 lit. c AktG in connection with the Implementing Regulation (EU) 2018/1212 in the format ISO 20022 (SWIFT CMDHDEMMXXX). In this case, the authorization-related declarations and instructions to the Company’s proxies must be received by May 4, 2026, 24:00 hours CEST at the latest.

The Company proxies will vote in accordance with the shareholders’ instructions. If no instructions are issued, the proxy will be invalid in its entirety. Please note that the proxies will not accept any authorizations or instructions to exercise the right to ask questions or speak, to present motions, or to object to resolutions passed by the General Meeting of Shareholders.

3.4.	Multiple proxies

If the shareholder authorizes more than one person, the Company may reject one or more of them in accordance with Section 134(3) sentence 2 AktG. This does not affect the option of appointing separate proxies for the Annual General Meeting of Shareholders for shares of the Company that a shareholder holds in different securities accounts.

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4.	Shareholder rights

4.1.	Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50(2) SEAG, and Section 122(2) AktG

Shareholders collectively holding at least 5% of the capital stock or a nominal amount of at least €500,000 (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by a statement of reasons or a resolution proposal. Such requests must be made in writing (within the meaning of Section 122(2) in conjunction with (1) sentence 1 AktG) and be addressed to the Company’s Executive Board and must have been received by the Company by 24:00 hours CEST on April 4, 2026. The request may be sent to the following address:

SAP SE
Executive Board
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette (Bundesanzeiger) without undue delay after they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50(2) SEAG, and Section 122(2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the internet at www.sap.com/agm and will be communicated to the shareholders without undue delay after they have been received by the Company.

4.2.	Shareholder motions and nominations pursuant to Section 126(1) and Section 127 AktG

Shareholders may send the Company motions and election proposals relating to items on the agenda in accordance with Section 126 AktG and Section 127 AktG.

Such countermotions and election proposals will be made available by the Company at the internet address www.sap.com/agm, including the name of the shareholder, the reasons, which are not required for election proposals, and any statement by the management, if received by the end (that is, 24:00 hours CEST) of April 20, 2026, at the address:

SAP SE
Investor Relations
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

or by email: investor@sap.com

and the other requirements in accordance with Section 126 AktG and Section 127 AktG are met.

The requirement to make countermotions and election proposals available does not apply when the conditions stipulated in Section 126(2) AktG are met, and in the case of election proposals, additionally under Section 127 sentence 3 AktG.

In accordance with Section 126(4) sentence 1 AktG, motions or election proposals that must be made available pursuant to Section 126(1) to (3) AktG or Section 127 AktG will be deemed to have been presented at the time they are made available. The Company will make it possible that voting rights with respect to these motions or election proposals may be exercised in its password-protected shareholder portal (by means of electronic postal voting or by authorizing and instructing the Company proxies) as soon as the shareholders are able to prove that they meet the requirements provided for by law or the Articles of Incorporation for exercising their voting rights, that is, from the record date (close of business on April 13, 2026). However, this only applies to motions that are not limited to merely rejecting a proposal by the management but are aimed at amending it.

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The chairperson of the meeting may decide not to deal at the General Meeting of Shareholders with a countermotion or election proposal so deemed to have been presented if the requesting shareholder has not duly provided proof of shareholding and has not duly registered for the General Meeting of Shareholders.

4.3.	Submission of statements

Shareholders are entitled to submit statements with respect to the agenda items by means of electronic communication prior to the General Meeting of Shareholders in accordance with the detailed provisions of Section 130a(1), (2), and (4) AktG. The Company restricts this right to shareholders who have duly registered for the General Meeting of Shareholders.

Statements have to be submitted by April 29, 2026, 24:00 hours (CEST) at the latest, exclusively through the password-protected shareholder portal:

www.sap.com/agm

The shareholders will receive the necessary log-in credentials for the password-protected shareholder portal and further information with their confirmation of registration. To ensure their timely receipt of the log-in credentials, we ask that our shareholders properly apply and properly submit proof of their shareholding as early as possible in their own interests.

Statements may only be submitted in text form. A statement may not exceed 10,000 characters (including spaces).

The Company will make any proper statement that has been submitted in due time and form available in the password-protected shareholder portal no later than April 30, 2026, 24:00 hours (CEST) and in the language in which it was submitted (together with any position taken by the management, if applicable). It will only be made available to shareholders who have duly registered for the General Meeting of Shareholders.

Statements will not be made available if a case pursuant to Section 130a(3) sentence 4 AktG in conjunction with Section 126(2) sentence 1 nos. 1, 3, or 6 AktG exists. This would be the case if the Executive Board became criminally liable by making the statement available, if the statement contained obviously false or misleading information in material respects or if it contained insults, or if the shareholder indicated that they would neither attend the General Meeting nor be represented.

It should be noted that any motions, election proposals, questions, or objections to resolutions of the General Meeting contained in a statement will not be taken into account at the General Meeting of Shareholders. They have to be submitted or presented exclusively in the ways described for this purpose in this convocation of the General Meeting of Shareholders and, if applicable, in compliance with the requirements and deadlines described in each case.

4.4.	Right to speak at the General Meeting of Shareholders

Shareholders connected electronically to the General Meeting of Shareholders will be entitled to request to speak and, after being called upon by the chairperson of the meeting, to speak at the meeting by means of video communication. Contributions to the debate may be registered at the latest from the commencement of the General Meeting of Shareholders through the password-protected shareholder portal:

www.sap.com/agm

The shareholders’ contributions to the debate may also include motions and election proposals pursuant to Section 118a(1) sentence 2 no. 3 AktG and requests for information pursuant to Section 131(1) AktG. The chairperson of the meeting will explain in more detail, at the start of the General Meeting of Shareholders, the procedure for requesting to speak, for being granted the right to speak, and for actually contributing to the debate. If necessary or useful, the technical team will provide a shareholder with further information and instructions on technical implementation after the shareholder has requested to speak.

The technical minimum requirements for a live video connection are an internet-enabled terminal with a camera and microphone that can be accessed from the internet browser and a stable internet connection. It is not necessary to install additional software components or apps on the terminal.

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The Company reserves the right to check the functionality of the video communication between the shareholder and the Company during the meeting and before the contribution to the debate and to reject the latter if functionality is not guaranteed.

Pursuant to Article 20(2) sentence 2 of the Articles of Incorporation, the chairperson of the General Meeting of Shareholders can reasonably restrict the time allowed for shareholders’ questions and statements; in particular, the chairperson can reasonably determine the time frame for the course of the meeting, the discussion of the individual agenda items, and the individual questions and statements.

4.5.	Right to present motions at the General Meeting of Shareholders

In addition, shareholders connected electronically to the General Meeting of Shareholders may present motions and election proposals at the General Meeting of Shareholders by means of video communication to the extent permitted (without prior transmission being required of the motion or election proposal pursuant to Sections 126 and 127 AktG). For this purpose, shareholders are required to register through the password-protected shareholder portal to contribute to the debate during which they may then present their motion or election proposal. A more detailed explanation of the procedure provided for this, the legal and technical requirements, and the authorization of the chairperson of the meeting to reasonably restrict the right to ask questions and speak, can be found in the subsection “Right to speak at the General Meeting of Shareholders” above.

4.6.	Right to request information at the General Meeting of Shareholders

Under Section 131(1) AktG, any shareholder who makes a corresponding request at the General Meeting of Shareholders must be given information by the Executive Board relating to the Company’s affairs, including its legal and business relations to affiliates, the position of the Group and the companies consolidated in the Group financial statements, provided such information is necessary to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information.

For this year’s virtual General Meeting of Shareholders, it is intended that shareholders will present their requests for information, that is, their questions to the Company including any queries or follow-up questions, in accordance with Section 118a(1) sentence 2 no. 4 AktG by means of electronic communication during the virtual General Meeting of Shareholders. It is expected that the chairperson of the meeting will order that all types of the right to request information pursuant to Section 131 AktG may only be exercised at the General Meeting by means of video communication through the password-protected shareholder portal (Section 131(1f) AktG). In this case, it will be necessary for a shareholder to be connected electronically to the General Meeting of Shareholders by means of the password-protected shareholder portal and to register to contribute to the debate during which the shareholder may then ask questions. A more detailed explanation of the procedure provided for this, the legal and technical requirements, and the authorization of the chairperson of the meeting to reasonably restrict the right to ask questions and speak can be found in the subsection “Right to speak at the General Meeting of Shareholders” above.

It is not intended that questions be submitted in advance of this year’s General Meeting in accordance with the detailed provisions of Section 131(1a) to (1e) AktG.

The Executive Board may refuse to provide the information for the reasons set out in Section 131(3) AktG, for example, if, according to sound business judgment, providing such information is able to cause significant harm to the Company or an affiliate, if providing such information causes the Executive Board to become criminally liable or if the information has been continuously available on the Company’s website for at least seven days before the commencement of and during the General Meeting of Shareholders.

If a shareholder is denied information, the shareholder may request that the question and the reason for which the information was denied be included in the minutes of the General Meeting of Shareholders (Section 131 (5) sentence 1 AktG). It will be ensured that every shareholder connected electronically to the virtual General Meeting of Shareholders will be able to submit such a request to the Company by means of electronic communication, that is, through the password-protected shareholder portal.

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4.7.	Right to object at the General Meeting of Shareholders

Shareholders connected electronically to the General Meeting of Shareholders will be entitled to object to a resolution of the General Meeting of Shareholders by means of electronic communication (Section 118a(1) sentence 2 no. 8 AktG). Such objection may be declared through the password-protected shareholder portal:

www.sap.com/agm

It will thus reach the notary instructed to prepare the minutes of the General Meeting of Shareholders. It will be possible to submit an objection from the commencement of the General Meeting of Shareholders until its closure by the chairperson of the meeting.

4.8.	Further information

Further information about the shareholders’ rights, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the internet at www.sap.com/agm.

5.	Transmission of the General Meeting of Shareholders

The entire General Meeting of Shareholders will be transmitted live in sound and vision for the duly registered and authorized shareholders and their proxies on the password-protected shareholder portal:

www.sap.com/agm

In addition, the General Meeting of Shareholders will be broadcast publicly on the Company’s website at www.sap.com/agm. The opening of the General Meeting of Shareholders by the chairperson and the speech by the CEO will also be available on the internet at the address specified above following the General Meeting of Shareholders.

6.	Further information regarding the votes in accordance with Table 3 of the Implementing Regulation (EU) 2018/1212

No resolution proposal is being made under item 1 on the agenda and, therefore, no vote is intended (for explanation, see there). Under items 2 to 5.2 and7 to 9 on the agenda, the votes on the published resolution and election proposals are binding. Under item 6 on the agenda, the vote on the published resolution proposal is of advisory nature. Shareholders can in each case vote “Yes” (in favor) or “No” (against) or abstain from voting (abstention), that is, not participate in the vote.

7.	Website offering information and publication of the invitation

This invitation to the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50(2) SEAG, and Section 122(2) AktG, and other information are available on the internet at www.sap.com/agm.

The voting results will also be published there after the General Meeting of Shareholders. In addition, shareholders who voted at the General Meeting of Shareholders can use the password-protected shareholder portal to retrieve a voting confirmation within one month of the date of the General Meeting of Shareholders in accordance with Section 129(5) AktG.

The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, has been published in the German Federal Gazette (Bundesanzeiger) and forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has a capital stock of €1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one

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vote (information in accordance with Section 49(1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

9.	Notes on data protection

The protection and the lawful treatment of your data are of utmost importance to us. In our notes on data protection, we have summarized in one place all information about the processing of personal data of our shareholders and their possible representatives. Such notes on data protection can be found at:
www.sap.com/privacy-shareholders.

Walldorf, March 2026

SAP SE

The Executive Board

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